                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D




                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            NEW ERA OF NETWORKS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                          COMMON STOCK $.0001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   644312 100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Daniel R. Carl
                                  SYBASE, INC.
                              6475 Christie Avenue
                          Emeryville, California 94608
                                 (510) 922-4650
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 20, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 644312 100             SCHEDULE  13D                Page 2 of 12 Pages

--------------------------------------------------------------------------------
        1. Name of Reporting Person

           Sybase, Inc.
--------------------------------------------------------------------------------
           I.R.S. Identification No. of Above Person

           94-2951005
--------------------------------------------------------------------------------
        2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)  [ ]    N/A

           (b)  [ ]    N/A
--------------------------------------------------------------------------------

        3. SEC Use Only
--------------------------------------------------------------------------------

        4. Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------

        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                N/A
--------------------------------------------------------------------------------

        6. Citizenship or Place of Organization   State of Delaware
--------------- ----------------------------------------------------------------
Number of
Shares          7.   Sole Voting Power       0
Beneficially    ----------------------------------------------------------------
Owned by Each   8.   Shared Voting Power   5,313,571 (1)
Reporting       ----------------------------------------------------------------
Person With     9.   Sole Dispositive Power      0
                ----------------------------------------------------------------
                10.  Shared Dispositive Power    0
--------------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                 5,313,571 (1)
--------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
             N/A
--------------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11)   14% (2)
--------------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)

            CO
--------------------------------------------------------------------------------

(1) 7,219,355 shares of New Era of Networks, Inc. ("NEON") common stock are subject to Stockholder Agreements entered into between Sybase, Inc. ("Sybase") and certain stockholders of NEON (discussed in Items 3 and 4 below), of which 5,313,571 shares are either outstanding or are issuable upon exercise of outstanding options which are either vested or will vest within sixty days of February 15, 2001. Sybase expressly disclaims beneficial ownership of any of the shares of NEON common stock covered by the Stockholder Agreements.

(2) Based on the number of shares of NEON common stock outstanding as of February 15, 2001 (as represented by NEON in the Reorganization Agreement discussed in Items 3 and 4 below), the number of shares of NEON common stock indicated represents approximately 14% of the outstanding NEON common stock, including shares of NEON common stock subject to options that are exercisable within sixty days of February 15, 2001

CUSIP No. 644312 100             SCHEDULE  13D                Page 3 of 12 Pages

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (this "Statement") relates to the common stock, par value $.0001 per share (the "Common Stock"), of New Era of Networks, Inc., a Delaware corporation ("NEON"). The principal executive offices of NEON are located at One Greenwood Plaza, 6550 S. Greenwood Plaza Boulevard, Englewood, Colorado 80111.

ITEM 2. IDENTITY AND BACKGROUND

      (a) The name of the person filing this Statement is Sybase, Inc., a Delaware corporation ("Sybase").

      (b) The address of Sybase's principal office and principal business is 6475 Christie Avenue, Emeryville, California 94608.

      (c) Sybase provides enterprise-class software solutions that fuel e-Business and enable access to information anytime, anyplace with its industry-leading Enterprise Portal, mobile and wireless and vertical market solutions.

      (d) Neither Sybase nor, to Sybase's knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(d).

      (e) Neither Sybase nor, to Sybase's knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(e).

      (f) To Sybase's knowledge each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As an inducement for Sybase to enter into the Reorganization Agreement described in Item 4 and in consideration thereof, certain directors and executive officers of NEON, and entities affiliated with certain of such directors and executive officers, (the "Stockholders") entered into Stockholder Agreements with Sybase (see Item 4). Sybase did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Stockholder Agreements. In addition, the Stockholders granted Sybase an irrevocable proxy with respect to the shares of common stock covered by the Stockholder Agreements.

References to, and descriptions of, the Offer (described in Item 4), the Merger (described in Item 4), the Reorganization Agreement and the Stockholder Agreements as set forth herein are qualified in their entirety by reference to the copies of the Reorganization Agreement and the form of Stockholder Agreement, respectively, included as Exhibits 1 and 2, respectively, to this
Schedule 13D, and are incorporated herein in their entirety where such references and descriptions appear.

ITEM 4: PURPOSE OF TRANSACTION

      (a) - (b) Pursuant to the Agreement and Plan of Reorganization dated as of February 20, 2001 (the "Reorganization Agreement"), among Sybase, Neel Acquisition Corp., a newly formed Delaware corporation and wholly-owned subsidiary of Sybase ("Merger Sub"), and NEON, and subject to the conditions set forth therein, Merger Sub will commence an exchange offer (the "Offer") to exchange shares of Sybase's common stock for all issued and outstanding shares of Common Stock. Following the Offer, Merger Sub will merge with and into NEON and NEON will become a wholly-owned subsidiary of Sybase (the "Merger"). Once the Merger is consummated,

CUSIP No. 644312 100             SCHEDULE  13D                Page 4 of 12 Pages

Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into NEON with NEON remaining as the surviving corporation (the "Surviving Corporation").

        As a result of the Merger, each outstanding share of NEON common stock, other than shares owned by NEON, Sybase and Merger Sub and, if applicable, stockholders of NEON properly exercising and not withdrawing appraisal rights, will be converted into the right to receive 0.3878 shares (the "Exchange Ratio") of Sybase common stock, and each outstanding option to purchase NEON common stock will be assumed by Sybase and adjusted, as appropriate, according to the Exchange Ratio. Each Stockholder has, by executing a Stockholder Agreement, agreed to tender in the Offer and to vote that portion of the 5,313,571 of NEON common stock beneficially owned by it (with respect to each Stockholder, the "Shares") as described below.

        Pursuant to the Stockholder Agreements, each Stockholder has agreed to tender (and has agreed not to withdraw) pursuant to and in accordance with the terms of the Offer, such Stockholder's Shares. In addition, pursuant to the Stockholder Agreements, each of the Stockholders has irrevocably appointed the directors of Sybase as such Stockholder's lawful attorneys and proxies with respect to certain prescribed matters related to the Merger. The foregoing proxies give the directors of Sybase the limited right to vote or deliver a consent with respect to each of the shares of Common Stock beneficially owned by the Stockholders, at every meeting of the stockholders of NEON, at every adjournment or postponement of such a meeting and in every written consent in lieu of such a meeting: (a) in favor of the approval of the Merger and the adoption and approval of the Reorganization Agreement, and in favor of each of the other actions contemplated by the Reorganization Agreement and any action required in furtherance thereof; (b) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Reorganization Agreement; (c) against any of the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Reorganization Agreement): (i) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of NEON or any subsidiary of NEON with any party, (ii) any sale, lease or transfer of any significant part of the assets of NEON or any subsidiary of NEON, (iii) any reorganization, recapitalization, dissolution, liquidation or winding up of NEON or any subsidiary of NEON, (iv) any material change in the capitalization of NEON or any subsidiary of NEON, or the corporate structure of NEON or any subsidiary of NEON, or (v) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Reorganization Agreement; and (d) in favor of waiving any notice that may have been or may be required relating to any reorganization of NEON or any subsidiary of NEON, any reclassification or recapitalization of the capital stock of NEON or any subsidiary of NEON, or any sale of assets, change of control, or acquisition of NEON or any subsidiary of NEON by any other person, or any consolidation or merger of NEON or any subsidiary of NEON with or into any other person. The Stockholders may vote their shares of NEON Common Stock on all other matters submitted to the stockholders of NEON for their approval. The Stockholder Agreements terminated upon the earlier to occur of (a) such date and time as the Reorganization Agreement shall have been validly terminated pursuant to its terms, and (b) such date and time as the Merger shall become effective in accordance with the terms and conditions set forth in the Reorganization Agreement.

        The purpose of the transactions under the Stockholder Agreements are to enable Sybase and NEON to consummate the transactions contemplated under the Reorganization Agreement.

CUSIP No. 644312 100             SCHEDULE  13D                Page 5 of 12 Pages

        (c) Not applicable.

        (d) Upon the acceptance for exchange of Shares pursuant to the Offer, Sybase will be entitled to designate a number of directors of NEON, rounded up to the next whole number, that equals the product of (i) the total number of directors on NEON's board of directors and (ii) the percentage that the number of shares beneficially owned by Sybase and Merger Sub (including Shares accepted for payment) bears to the total number of shares of Common Stock outstanding. NEON shall take all action reasonably necessary to cause Sybase's designees to be elected or appointed to NEON's board of directors. Until the Merger has become effective, NEON's board of directors will consist of at least two members who were directors of NEON prior to the consummation of the Offer. Upon consummation of the Merger, the directors of the Surviving Corporation shall be the current directors of Merger Sub, and the officers of the Surviving Corporation shall be the officers of Merger Sub, until their respective successors are duly elected and qualified.

        (e) Other than as a result of the Merger described in Item 3 and Item 4 above, not applicable.

        (f) Not applicable.

        (g) Upon consummation of the Merger, the Certificate of Incorporation of NEON shall be amended and restated in its entirety to be the same in substance as the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, until thereafter amended. The name of the Surviving Corporation will be New Era of Networks, Inc. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

        (h) - (i) Upon consummation of the Merger, the Common Stock will be deregistered under the Act and cease to be authorized to be quoted on The Nasdaq National Market.

        (j) Other than described above, Sybase currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Sybase reserves the right to develop such plans).

        References to, and descriptions of, the Reorganization Agreement and the Stockholder Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Reorganization Agreement and the Form of Stockholder Agreement, respectively, included as Exhibits 1 and 2, respectively, to this Schedule 13D, and incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) - (b) As a result of the Stockholder Agreements, Sybase may be deemed to be the beneficial owner of 5,313,571 shares of NEON common stock. Based on the number of shares of NEON common stock outstanding as of February 15, 2001 (as represented by NEON in the Reorganization Agreement discussed in Items 3 and 4 and footnote (2) above), the number of shares of NEON common stock indicated represent approximately 14% of the outstanding NEON common stock, including shares of NEON common stock subject to options that are exercisable within sixty days of February 15, 2001. Sybase may be deemed to have the shared power to vote the Shares with respect to those matters described above. However, Sybase (i) is not entitled to any rights as a stockholder of NEON as to the Shares and (ii) disclaims any beneficial ownership of

CUSIP No. 644312 100             SCHEDULE  13D                Page 6 of 12 Pages

the shares of Common Stock which are covered by the Stockholder Agreements. Sybase does not have the power to dispose of the Shares.

        (c) To the knowledge of Sybase, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

        (d) To the knowledge of Sybase, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of NEON.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Other than the Reorganization Agreement and the exhibits thereto, including the Stockholder Agreements, and as set forth below, to the knowledge of Sybase, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of NEON, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        The following documents are filed as exhibits:

        1. Agreement and Plan of Reorganization, dated as of February 20, 2001, by and among Sybase, Inc., Neel Acquisition Corp., and New Era of Networks, Inc.;

        2. Form of Stockholder Agreement, dated February 20, 2001, which has been entered into between Sybase and each of George F. Adam, Jr., Adam's Investment I, LLLP, Adam's Investment II, LLLP, Adam's Investment III, LLLP, Adam's Investment IV, LLLP, Adam's Investment V, LLLP, Adam Family Foundation, George F. Adam, Jr. (Trustee, Grantor Retained Annuity Trust, f/b/o Christina N.
                Adam), George F. Adam, Jr. (Trustee, Grantor Retained Annuity Trust, f/b/o Eva Jean N. Adam), Melvyn Bergstein, Patrick J. Fortune, Mark L. Gordon, Mark L. Gordon (Trustee of the Mark L. Gordon Trust), Rachelle Gordon, Joseph Kasputys, Steven Lazarus, Art Cohen (Trustee of The Lazarus Gift Trust), Lazarus Invest., L.P., ARCH Venture Fund II, L.P., Robert I. Theis, Brian Duff, Leonard Goldstein, Frederick T. Horn, Fred T. Horn (Custodian UTMA, f/b/o Annie Gray Horn), Peter Hoversten, Isabel Hoversten, Franz Koepper, Scott Powell, Scott Powell (Custodian UTMA, f/b/o Elaine Powell), Scott Powell (Custodian UTMA, f/b/o Joe Powell), Larry Thede, John Valencia and Stephen E. Webb.

CUSIP No. 644312 100             SCHEDULE  13D                Page 7 of 12 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 28, 2001

SYBASE, INC.

By: /s/ Daniel R. Carl
------------------------------------
Name: Daniel R. Carl
Title: Vice President, General Counsel and Secretary


                                                                      SCHEDULE A

                DIRECTORS AND EXECUTIVE OFFICERS OF SYBASE, INC.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Sybase. Except as indicated below, the business address of each such person is Sybase, Inc., 6475 Christie Avenue, Emeryville, California 94608.


                               BOARD OF DIRECTORS

Name and Business Address                                 Present Principal Occupation
----------------------------------------                  -----------------------------------------------
John S. Chen                                              President, Chief Executive Officer and
                                                          Chairman of the Board, Sybase, Inc.

Alan B. Salisbury                                         Chairman, Learning Tree International USA, Inc.

Linda K. Yates                                            Founder and Former Chief Executive
                                                          Officer, Strategos

Richard C. Alberding                                      Retired, Executive Vice President,
                                                          Hewlett Packard Company

L. William Krause                                         President, LWK Ventures

Robert P. Wayman                                          Executive Vice President, Finance and
                                                          Administration and Chief Financial Officer,
                                                          Hewlett-Packard Company

CUSIP No. 644312 100             SCHEDULE  13D                Page 8 of 12 Pages


Cecilia Claudio                      Senior Vice President and Chief Information
                                     Officer, Farmer's Group, Inc.


                       EXECUTIVE OFFICERS OF SYBASE, INC.

Name                                Title
------------------------            --------------------------------------
John S. Chen                        President, Chief Executive Officer
                                    And Chairman of the Board

Eric L. Miles                       Senior Vice President and General
                                    Manager, Business Intelligence
                                    Division

Raj Nathan                          Senior Vice President and General
                                    Manager, Internet Applications
                                    Division

Terry Stepien                       President, iAnywhere Solutions, Inc.

Pieter van der Vorst                Vice President and Chief Financial
                                    Officer

Pamela J. George                    Vice President, Corporate Marketing

Daniel R. Carl                      Vice President, General Counsel and
                                    Secretary

Martin J. Healy                     Vice President and Corporate Controller

Nita C. White-Ivy                   Vice President, Worldwide Human
                                    Resources

Marty Beard                         Vice President, Corporate Development

CUSIP No. 644312 100             SCHEDULE  13D                Page 9 of 12 Pages

                                                                      SCHEDULE B

                            NEW ERA OF NETWORKS, INC.
                             STOCKHOLDER AGREEMENTS
                  THE INFORMATION IN THIS SCHEDULE IS BASED ON
                     INFORMATION PROVIDED BY NEON TO SYBASE


Stockholder                  Shares of NEON Common Stock         Percentage of NEON
                             Beneficially Owned (1)              Common Stock
                                                                 Beneficially Owned

George F. Adam, Jr. (2)      3,940,823                           10.1%

Melvyn Bergstein (3)         11,110                              *

Patrick J. Fortune (4)       247,374                             *

Mark L. Gordon (5)           27,499                              *

Joseph Kasputys (6)          44,554                              *

Steven Lazarus (7)           76,883                              *

Robert I. Theis              62,916                              *

Brian Duff (8)               12, 428                             *

Leonard Goldstein (9)        91,834                              *

Frederick T. Horn (10)       215,478                             *

Peter Hoversten (11)         114,023                             *

Franz Koepper (12)           71,042                              *

Scott Powell (13)            56,814                              *

Larry Thede  (14)            14,928                              *

John Valenica (15)           197,169                             *

Stephen E. Webb (16)         128,696                             *


*       holds less than 1%

CUSIP No. 644312 100             SCHEDULE  13D               Page 10 of 12 Pages


(1) Information with respect to "beneficial ownership" shown in the table above is based on information supplied by the directors and executive officers of NEON and filings made with the Commission or furnished to NEON by other stockholders. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. All the shares of Common Stock shown as beneficially owned by the persons named in the table include shares of Common Stock subject to options that may be exercised within 60 days of February 15, 2001. The percentage of beneficial ownership is based on 36,856,537 shares of Common Stock outstanding as of February 15, 2001 and includes shares of Common Stock subject to options that may be exercised within 60 days of February 15, 2001.

 (2)    Includes:

        - 122,278 shares subject to options exercisable within 60 days of February 15, 2001;

        -      54,982 shares held by Adam's Investments I, LLLP;

        -      39,382 shares held by Adam's Investments II, LLLP;

        -      30,604 shares held by Adam's Investments III, LLLP;

        -      30,604 shares held by Adam's Investments IV, LLLP;

        -      1,700 shares held by Adam's Investments V, LLLP;

        -      26,000 shares held by Adam Family Foundation; and

        - 200,000 shares held by George F. Adam, Jr., Trustee, Grantor Retained Annuity Trust.

(3)     Includes:

        - 11,110 shares subject to options exercisable within 60 days of February 15, 2001.

(4)     Includes:

        - 195,931 shares subject to options exercisable within 60 days of February 15, 2001.

(5)     Includes:

        - 3,000 shares held by Mark L. Gordon, Trustee of the Mark L. Gordon Trust;

        -      500 shares held by Rachelle Gordon; and

        - 19,999 shares subject to options exercisable within 60 days of February 15, 2001.

(6)     Includes:

CUSIP No. 644312 100             SCHEDULE  13D               Page 11 of 12 Pages

        - 25,554 shares subject to options exercisable within 60 days of February 15, 2001.

(7)     Includes:

        -      4,100 shares held by Lazarus, Invest., L.P.;

        -      5,496 shares held by ARCH Venture Fund II, L.P.; and

        - 46,665 shares subject to options exercisable within 60 days of February 15, 2001.

(8)     Includes:

        - 12,428 shares subject to options exercisable within 60 days of February 15, 2001.

(9)     Includes:

        - 37,438 shares subject to options exercisable within 60 days of February 15, 2001.

(10)    Includes:

        -      200 shares held by Fred T. Horn, Custodian UTMA; and

        - 136,997 shares subject to options exercisable within 60 days of February 15, 2001.

(11)    Includes:

        -      1,000 shares held by Isabel Hoversten; and

        - 70,994 shares subject to options exercisable within 60 days of February 15, 2001.

(12)    Includes:

        - 2,500 shares subject to options exercisable within 60 days of February 15, 2001.

(13)    Includes:

        -      1,000 shares held by Scott Powell, Custodian UTMA; and

        - 51,569 shares subject to options exercisable within 60 days of February 15, 2001.

(14)    Includes:

        - 14,928 shares subject to options exercisable within 60 days of February 15, 2001.

(15)    Includes:

        - 73,640 shares subject to options exercisable within 60 days of February 15, 2001.

CUSIP No. 644312 100             SCHEDULE  13D               Page 12 of 12 Pages


(16)    Includes:

        - 83,428 shares subject to options exercisable within 60 days of February 15, 2001.